SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 ---------------

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. )*


                                 Paula Financial
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                    703588103
                                 (CUSIP Number)

                                  July 2, 2001
             (Date of Event Which Requires Filing of this Statement)

            Check the appropriate box to designate the rule pursuant
                        to which this Schedule is filed:

                              |_| Rule 13d-1(b)
                              |X| Rule 13d-1(c)
                              |_| Rule 13d-1(d)

 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
                           (however, see the Notes).

--------------------------                                ----------------------
CUSIP No.  703588 10 3                 13G                      Page 2 of 9
--------------------------                                ----------------------


--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           SS or IRS IDENTIFICATION NUMBER OF ABOVE PERSONS

           Swiss Reinsurance Company
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) |_|
                                                              (b) |_|
           Not Applicable
--------------------------------------------------------------------------------
    3      SEC USE ONLY


--------------------------------------------------------------------------------
    4      CITIZENSHIP OR PLACE OF ORGANIZATION
           Switzerland
--------------------------------------------------------------------------------
                               5     SOLE VOTING POWER
                                     - 0 -
        NUMBER OF           ----------------------------------------------------
          SHARES               6     SHARED VOTING POWER
       BENEFICIALLY                  391,893
         OWNED BY           ----------------------------------------------------
           EACH                7     SOLE DISPOSITIVE POWER
        REPORTING                    - 0 -
       PERSON WITH          ----------------------------------------------------
                               8     SHARED DISPOSITIVE POWER
                                     391,893
--------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           391,893
--------------------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
           CERTAIN SHARES                                       |_|


--------------------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           7.3 %
--------------------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON
           HC, CO
--------------------------------------------------------------------------------

--------------------------                                ----------------------
CUSIP No.  703588 10 3                 13G                      Page 3 of 9
--------------------------                                ----------------------


--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           SS or IRS IDENTIFICATION NUMBER OF ABOVE PERSONS

           Swiss Re America Holding Corporation
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) |_|
                                                              (b) |_|
           Not Applicable
--------------------------------------------------------------------------------
    3      SEC USE ONLY


--------------------------------------------------------------------------------
    4      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
--------------------------------------------------------------------------------
                               5     SOLE VOTING POWER
                                     - 0 -
        NUMBER OF           ----------------------------------------------------
          SHARES               6     SHARED VOTING POWER
       BENEFICIALLY                  391,893
         OWNED BY           ----------------------------------------------------
           EACH                7     SOLE DISPOSITIVE POWER
        REPORTING                    - 0 -
       PERSON WITH          ----------------------------------------------------
                               8     SHARED DISPOSITIVE POWER
                                     391,893
--------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           391,893
--------------------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
           CERTAIN SHARES                                       |_|


--------------------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           7.3 %
--------------------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON
           HC, CO
--------------------------------------------------------------------------------

Item 1(a).     Name of Issuer:

               The name of the Issuer is Paula Financial (the "Issuer").

Item 1(b).     Address of Issuer's Principal Executive Offices:

               300 North Lake Avenue
               Pasadena, CA 91101

Item 2(a).     Name of Person(s) Filing:

               Swiss Reinsurance Company
               By:  Markus U. Diethelm, Member of Senior Management

               Swiss Re America Holding Corporation
               By:  John Baily, Vice President

               This statement is being filed jointly by the above-listed parties due to the following corporate structure: Swiss Reinsurance Company owns all of the outstanding capital stock of Swiss Re America Holding Corporation, which acquired all of the outstanding capital stock of Conning Corporation on July 2, 2001. Conning Corporation owns all of the outstanding capital stock of Conning, Inc., which owns all of the outstanding capital stock of Conning & Company, which is the general partner of Conning Investment Partners Limited Partnership III, L.P. ("Conning Investment"), which is the general partner of each of Conning Insurance Capital Limited Partnership III, L.P. ("CICLP III") and
Conning Insurance Capital International Partners III, L.P. ("CICILP III"). Conning & Company directly owns 29,677 shares of common stock of the Issuer (the "Common Stock"), CICLP III directly owns 297,521 shares of Common Stock and CICILP III directly owns 64,695 shares of Common Stock. Conning Corporation, Conning, Inc., Conning & Company, Conning Investment, CICLP III and CICILP III are collectively referred to herein as the "Conning Entities." By virtue of the relationships described above, Swiss Reinsurance Company and Swiss Re America Holding Corporation may be deemed to beneficially own all of the Common Stock beneficially owned by the Conning Entities. A copy of the agreement between the Reporting Persons that this Schedule 13G is filed on behalf of is attached hereto as Exhibit A.

Item 2(b).     Address of Principal Business Office or, if None, Residence:

               For:  Swiss Reinsurance Company
               Mythenquai 50/60
               8022 Zurich, Switzerland

               For:  Swiss Re America Holding Corporation
               175 King Street
               Armonk, New York 10504

Item 2(c).     Citizenship:

               Swiss Reinsurance Company is a Swiss corporation.

               Swiss Re America Holding Corporation is a Delaware corporation.

Item 2(d).     Title of Class of Securities:

               Common Stock.

Item 2(e).     CUSIP Number:

               703558 10 3

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

               (a)    |_|    Broker or dealer registered under section 15 of the
                             Act (15 U.S.C. 78o);
               (b)    |_|    Bank as defined  in section  3(a)(6) of the Act (15
                             U.S.C. 78c);
               (c)    |_|    Insurance company as defined in section 3(a)(19) of
                             the Act (15 U.S.C. 78c);
               (d)    |_|    Investment  company  registered  under section 8 of
                             the  Investment  Company  Act of  1940  (15  U.S.C.
                             80a-8);
               (e)    |_|    An investment  adviser in  accordance  with Section
                             240.13d-1(b)(1)(ii)(E);
               (f)    |_|    An  employee  benefit  plan  or  endowment  fund in
                             accordance with Section 240.13d-1(b)(1)(ii)(F);
               (g)    |_|    A parent  holding  company  or  control  person  in
                             accordance with Section 240.13d-1(b)(1)(ii)(G);
               (h)    |_|    A savings association as defined in Section 3(b) of
                             the Federal Deposit Insurance Act (12 U.S.C. 1813);
               (i)    |_|    A church plan that is excluded from the  definition
                             of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C.
                             80a-3).

        This Schedule 13G statement is being filed pursuant to Rule 13d-1(c).

Item 4.        Ownership.


-------------------------------------------------------------------------------------------------------
                                                                            Sole Power       Shared
                                                                            to Dispose      Power to
                                              Sole Power                   or to Direct    Dispose or
                       Amount                 to Vote or   Shared Power        the        Direct the
                    Beneficially  Percent of  Direct the   to Vote or to    Disposition    Disposition
Reporting Person       Owned        Class        Vote     Direct the Vote       of             of
-------------------------------------------------------------------------------------------------------
Swiss                391,893(1)      7.3%        - 0 -        391,893          - 0 -        391,893
Reinsurance
Company
-------------------------------------------------------------------------------------------------------
Swiss Re  America    391,893(1)      7.3%        - 0 -        391,893          - 0 -        391,893
Holding
Corporation
-------------------------------------------------------------------------------------------------------

(1) By virtue of the relationships described in Item 2(a), Swiss Reinsurance Company and Swiss Re America Holding Corporation may be deemed to beneficially own all of the shares of Common Stock beneficially owned by the Conning Entities. The filing of this statement by Swiss Reinsurance Company and Swiss Re America Holding Corporation shall not be construed as an admission that either of Swiss Reinsurance Company or Swiss Re America Holding Corporation is, for the purposes of Section 13(d) or Section 13(g) of the Securities Exchange Act of 1934, as amended (the "Act"), the beneficial owner of any securities covered by this statement.

Because of the relationships described in Item 2(a), the Reporting Persons may be deemed to constitute a "group" within the meaning of Rule 13d-5 under the Act, and as such, each member of the group would be deemed to beneficially own, in the aggregate, all the shares of Common Stock held by members of the group. The Reporting Persons disclaim membership in a group.

Item 5.        Ownership of Five Percent or Less of a Class.

               If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, then check the following [ ].

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

               Not applicable

Item 7.        Identification   and   Classification  of  the  Subsidiary  Which
               Acquired the Security Being Reported on by the Parent Holding Company.

               See Exhibit B

Item 8.        Identification and Classification of Members of the Group.

               Not applicable.

Item 9.        Notice of Dissolution of Group.

               Not applicable.

Item 10.       Certification.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 6, 2001

Swiss Reinsurance Company


By:/s/ Markus U. Diethelm
   ---------------------------
   Name:  Markus U. Diethelm
   Title: Member of Senior Management

Swiss Re America Holding Corporation


By:/s/ John Baily
   ---------------------------
   Name:  John Baily
   Title: Vice President

                                    EXHIBIT A

                       AGREEMENT BETWEEN REPORTING PERSONS

        In accordance with Rule 13d-1(k)(1) of Regulation 13D-G of the Securities Exchange Act of 1934, as amended, the persons or entities below agree to the joint filing on behalf of each of them of the Statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Stock of Paula Financial, and agree that such statement is, and any amendments thereto filed by any of them will be, filed on behalf of each of them, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings.

        This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

Date:  July 6, 2001

Swiss Reinsurance Company


By:/s/ Markus U. Diethelm
   ---------------------------
   Name:  Markus U. Diethelm
   Title: Member of Senior Management

Swiss Re America Holding Corporation


By:/s/ John Baily
   ---------------------------
   Name:  John Baily
   Title: Vice President

                                    EXHIBIT B

           INDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
                 ACQUIRED THE SECURITY BEING REPORTED ON BY THE
                    PARENT HOLDING COMPANY OR CONTROL PERSON

               Swiss Reinsurance Company, a Swiss corporation, is the parent holding company that is filing this statement pursuant to Rule 13d-1(c). On July 2, 2001, Swiss Re America Holding Corporation, a Delaware corporation and wholly owned subsidiary of Swiss Reinsurance Company, purchased all of the issued and outstanding capital stock of Conning Corporation.

               As described in Item 2(a), Conning Corporation owns all of the outstanding capital stock of Conning, Inc., which owns all of the outstanding capital stock of Conning & Company, which is the general partner of Conning Investment Partners Limited Partnership III, L.P., which is the general partner of each of Conning Insurance Capital Limited Partnership III, L.P. and Conning Insurance Capital International Partners III, L.P., which together directly own the Common Stock.